[LOGO] ABITIBI
       CONSOLIDATED


                    Contacts:
PRESS RELEASE       ------------------------------------------------------------
  A (TSX)           Investors                       Media
  ABY (NYSE)        Lorne Gorber                    Marc Osborne
                    Manager, Investor Relations     Manager, Media and Corporate
                    (514) 394-2360                  Communications
                                                    (514) 394-2430
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November 18, 2002

       Moody's new rating will have limited impact on Abitibi-Consolidated

MONTREAL, Nov. 18, 2002 /CNW/ - Abitibi-Consolidated Inc. expressed its disappointment today with regard to Moody's decision to assign a Ba1 rating on its debentures from Baa3.

"We are disappointed by Moody's decision. However this will have a limited financial impact and will not impede our ability to continue generating positive cash flow and reducing our debt," said John Weaver, President and CEO of Abitibi-Consolidated Inc.

Interest payments under the Company's current debt are expected to rise by $2 to 3 million annually.

Abitibi-Consolidated is a global leader in newsprint, uncoated groundwood papers and lumber with ownership interests in 27 paper mills in Canada, the U.S., the U.K. and Asia (including its 50% interest in Pan Asia Paper Co.) and in 22 sawmills, 3 remanufacturing facilities, a market pulp mill and 10 recycling centres. Abitibi-Consolidated employs approximately 17,000 and supplies products in nearly 100 countries.

                                      -30-

This press release includes "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of future developments. However, these forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the control of the Company and the entities in which it has equity interests. There can be no assurance that the actual results and developments anticipated by the Company will be realized or, that they will have the expected consequences to the Company and the entities in which it has equity interests. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.